SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 15 November 2019

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This announcement contains inside information.

                                                                                                15th November 2019

BT WINS EXCLUSIVE RIGHTS TO UEFA CHAMPIONS LEAGUE, UEFA EUROPA LEAGUE AND UEFA EUROPA CONFERENCE LEAGUE UNTIL 2024

●          BT Sport to show more European games than ever before

●          BT Sport remains the home of top flight European club football in the UK until 2024

BT Sport will remain the exclusive home of all top flight European club football until 2024, it was confirmed today.  BT have secured the rights to all 420 games of the UEFA Champions League, UEFA Europa League and the new UEFA Europa Conference League, for a further three seasons. This represents an increase of 77 games from the previous deal, and includes highlights and in-match clips, and commences in 2021.

Last season the UEFA Champions League and UEFA Europa League was a huge success with all English team finals.  BT Sport saw a 26 per cent increase in UEFA Champions League viewer hours, with the UEFA Champions League final between Liverpool and Spurs available for all to watch in the UK on social media, and a record breaking 11.3m people tuning in across all platforms.

Since BT Sport started broadcasting the UEFA Champions League in 2015 it has changed the way football is broadcast in the UK, with every single game available on TV and via the popular BT Sport App. There has been the ground breaking Goals Show, world first broadcasts for the finals in 4K UHD, and even 360° with alternative commentary.  BT Sport has also been the first broadcaster to put the finals on YouTube for everyone to watch in the UK.

BT Sport is now available on more platforms and devices than ever before and will continue to make highlights and the finals available for all to watch, while using the latest broadcast innovations.

Marc Allera, CEO of BT's Consumer Division, said, "We're delighted to remain the home of UEFA Champions League in the UK. BT Sport leads the way when it comes to UEFA Champions League coverage, and we're very excited to continue to bring our world class coverage to one of the most exciting football competitions in the world - whether that's broadcasting 12 games simultaneously or delivering industry leading images in 4K UHD.

"With increasingly more ways to watch our content, with more games on show than ever before, and alongside our excellent line up of other competitions and sports, BT Sport is going from strength to strength."

UEFA Marketing Director Guy Laurent Epstein said: "UEFA is delighted to continue its strong partnership with BT until 2024. All matches will be available across the BT Sport channels and digital services and in addition UK football fans will be able to enjoy club competition highlights for free on social media each match week, as well as the finals to the UEFA Champions League, UEFA Europa League and the newly formed UEFA Europa Conference League. Its high quality production and programming standards set the bar for the industry and audiences will continue to enjoy the competitions in new ways via BT's innovative approach as it showcases new technologies."

BT will pay £400m each year for the rights, and remains in a strong position to monetise this investment through subscriptions, wholesale access, commercial, and advertising revenues.

Ends

The person responsible for making this announcement is Rachel Canham, BT's Company Secretary.

For further information

Investor relations:

Mark Smith                                            Tel: +44 20 7356 4909

Media

BT Press office                                      Tel: +44 20 7356 5369

Dan White                                              Tel: +44 737766 5099

All news releases can be accessed on BT's website and you can follow BT on Twitter here.

Notes to editors:

BT expects to pay a deposit of £80m in November 2019. BT's financial outlook for 2019/20 remains unchanged.

●            This will be followed by 6 cash payments from August 2021:
●   August 2021 £120m
●   February 2022 £200m
●   August 2022 £200m
●   February 2023 £200m
●   August 2023 £200m
●   February 2024 £200m

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of four customer-facing units: Consumer, Enterprise, Global and Openreach.

For the year ended 31 March 2019, BT Group's reported revenue was £23,428m with reported profit before taxation of £2,666m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on the London stock exchange.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 15 November 2019